Exhibit 99.1


BONSO PROVIDES A CONSTRUCTION UPDATE FOR ITS NEW MANUFACTURING FACILITY

HONG KONG, June 29, 2009 (GlobeNewswire) -- Bonso Electronics International, Inc. (NasdaqGM: BNSO - News) a designer and manufacturer of sensor based and communications products, today provided an update on the construction plan for its new manufacturing facility.

"In order to cut labor costs and factory overhead, and at the same time expand production capacity, many Chinese manufacturers are relocating their production facilities from urbanized cities like Shenzhen to rural areas," said Anthony So, Chairman and Chief Executive Officer of Bonso Electronics International Inc. "In 2006, Bonso acquired approximately 150,000 square meters of land in XinXing, in the western part of Guangdong province, approximately a 3 hour drive from our existing factory in Shenzhen, in order to develop a new manufacturing facility."

"The land for the new factory site is significantly larger than the current land in Shenzhen. The ground breaking for the new facility will begin in July 2009, and the first phase of construction is expected to be completed in 2 to 3 years. We believe the new facility will boost our total production capacity by 100%, while lowering labor costs and factory overhead. Together with the existing Shenzhen factory, we believe we will be able to satisfy the increasing market demand, and at the same time possess adequate resources to penetrate into new markets."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," " I or we believe," "future prospects," or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics